Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION OF

CASUAL MALE RETAIL GROUP, INC.

Pursuant to Section 242 of the Delaware General Corporation Law

Casual Male Retail Group, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.	The Restated Certificate of Incorporation of the Corporation (the “Restated Certificate of Incorporation”) was filed with the office of the Secretary of State of the State of Delaware on April 20, 1987 and was amended on June 1, 1987, June 22, 1993 and August 8, 2002.

2.	The Restated Certificate of Incorporation is further amended to increase the authorized common stock of the Corporation by deleting the first paragraph of Article FOURTH in its entirety and substituting thereof the following new paragraph:

“FOURTH: The total number of shares of capital stock which the Corporation shall have the authority to issue shall be 100,000,000 shares of Common Stock having a par value of $0.01 per share, amounting to an aggregate par value of $1,000,000 and 1,000,000 shares of Preferred Stock having a par value of $0.01 per share, amounting to an aggregate par value of $10,000.”

3.	The foregoing amendment to the Restated Certificate of Incorporation was declared advisable by the Board of Directors of the Corporation pursuant to resolutions duly adopted on June 16, 2009, and was duly adopted in accordance with the provisions of Sections 242(b) of the Delaware General Corporation Law by the stockholders of the Corporation at the Corporations’ annual meeting of stockholders held on August 27, 2009.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 27th day of August, 2009.

Casual Male Retail Group, Inc.

By:	/s/ Dennis R. Hernreich
Name:	Dennis R. Hernreich
Title:	Chief Financial Officer